UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

CRESCENT FINANCIAL CORPORATION
CRESCENT FINANCIAL BANCSHARES, INC.
(Name of Subject Company (Issuer))

CRESCENT FINANCIAL BANCSHARES, INC.
 (Names of Persons Filing Statement)

Crescent Financial Corporation Common Stock, par value $1.00 per share

Crescent Financial Bancshares, Inc. Common Stock, par value $0.001 per share
(Title of Class of Securities)

Crescent Financial Corporation Common Stock:  225744101

Crescent Financial Bancshares, Inc. Common Stock:  225743103
(CUSIP Number of Class of Securities)

Copies to:

Michael G. Carlton President and Chief Executive Officer Crescent Financial Corporation 1005 High House Road Cary, North Carolina 27513 (919) 460-7770	Anthony Gaeta, Jr., Esq. Todd H. Eveson, Esq. Gaeta & Eveson, P.A. 700 Spring Forest Road, Suite 335 Raleigh, North Carolina 27609 (919) 845-2558

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (“Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the United States Securities and Exchange Commission (the “SEC”) on November 8, 2011 (the “Schedule 14D-9”), by Crescent Financial Corporation, a North Carolina corporation (“Crescent NC”), in connection with the tender offer by Piedmont Community Bank Holdings, Inc., a Delaware corporation (“Piedmont”), as disclosed in a Tender Offer Statement on Schedule TO filed by Piedmont (the “Schedule TO”) with the SEC on November 8, 2011, to purchase up to 6,442,105 shares of Crescent NC common stock at a purchase price of $4.75 net per share in cash, without interest and less applicable withholding taxes (the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 8, 2011 (the “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is made pursuant to the Investment Agreement, dated as of February 23, 2011, as amended, by and among Purchaser, Crescent NC and Crescent State Bank (the “Investment Agreement”).

    All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Schedule 14D-9.

Items 1 through 8.

Items 1 through 8 of the Schedule 14D-9 are hereby amended and supplemented by adding hereto the following:

On November 15, 2011, Crescent NC was reincorporated as a Delaware corporation (the “Reincorporation”) through a merger of Crescent NC with and into a newly formed Delaware corporation organized as a subsidiary of Crescent NC, with the newly formed Delaware corporation as the surviving corporation continuing the business of Crescent NC under the name Crescent Financial Bancshares, Inc. (“Crescent DE”).  The Reincorporation was effected pursuant to the Agreement and Plan of Merger, dated May 2, 2011, by and between Crescent NC and Crescent DE (the “Merger Agreement”).  The Merger Agreement was approved by the shareholders of Crescent NC at a special meeting of shareholders on June 7, 2011, for which the proxies were solicited pursuant to Section 14(a) of the Securities and Exchange Act of 1934.  As a result of the Reincorporation, the outstanding Crescent NC Shares automatically converted into shares of common stock, par value $0.001 per share (the “Crescent DE Shares”), of Crescent DE.  References to “Shares” mean the Crescent NC Shares prior to the completion of the Reincorporation and the Crescent DE Shares after the completion of the Reincorporation.

Effective November 14, 2011, the Crescent NC and Crescent State Bank Amended and Restated Directors’ Compensation Plan (the “Plan”) was amended to facilitate the ability of directors who participate in the Plan to tender shares held in Plan accounts pursuant to the Offer.   A copy of the amendment to the Amended and Restated Directors’ Compensation Plan is filed as Exhibit (e)(31) to this Amendment No. 1.

On November 15, 2011, Brent D. Barringer and, on November 16, 2011 Jon S. Rufty, each of whom is a member of the Boards of Directors of Crescent NC and Crescent DE, entered into a Partial Waiver of Voting Agreement with Piedmont, whereby each of Messrs. Barringer and Rufty was released from his obligation under the Voting Agreement not to tender a portion of his Shares into the Offer, provided that all proceeds received for Shares accepted for purchase in the Offer be used to paydown outstanding indebtedness at Crescent State Bank. Copies of the Partial Waivers are filed as Exhibits (e)(32) and (e)(33) to this Amendment No. 1.

Item 9.	Exhibits

Item 9 is hereby amended and supplemented by adding the following exhibits.

Exhibit No.	Description

(e)(31)	Amendment No. 1 to Amended and Restated Directors’ Compensation Plan, dated as of November 14, 2011.
(e)(32)	Partial Waiver of Voting Agreement, dated as of November 15, 2011, by and between Piedmont Community Bank Holdings, Inc. and Brent D. Barringer.
(e)(33)	Partial Waiver of Voting Agreement, dated as of November 16, 2011, by and between Piedmont Community Bank Holdings, Inc. and Jon S. Rufty.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

CRESCENT FINANCIAL BANCSHARES, INC.

By:	/s/ Michael G. Carlton
Name:	Michael G. Carlton
Title:	President

Dated: November 16, 2011

EXHIBIT INDEX

Exhibit No.	Description

(e)(31)	Amendment No. 1 to Amended and Restated Directors’ Compensation Plan, dated as of November 14, 2011.
(e)(32)	Partial Waiver of Voting Agreement, dated as of November 15, 2011, by and between Piedmont Community Bank Holdings, Inc. and Brent D. Barringer.
(e)(33)	Partial Waiver of Voting Agreement, dated as of November 16, 2011, by and between Piedmont Community Bank Holdings, Inc. and Jon S. Rufty.